

Direct Owners/Executive Officers

Direct Owners & Officers   Indirect Owners

The owners/officers listed below are reported on your firm's Form BD. The displayed information is current as of the previous day. If it is no longer accurate, your firm should amend your Form BD through Web CRD. **Click here to amend Form BD**

Organization CRD Number: 7654   Organization Name: UBS SECURITIES LLC

Organization SEC Number: 8-22651   Applicant Name: UBS SECURITIES LLC

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Full Legal Name	Domestic, Foreign, Individual	Title or Status	Title or Date Status Acquired	Percent Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
CONNORS, JOHN THOMAS MR.	Individual	EXECUTIVE DIRECTOR - CORPORATE LEGAL AND GOVERNANCE	04/01/2014 04/2014	Less than 5%	No N	No N	2433007
UBS AMERICAS HOLDING LLC	Domestic Entity	SHAREHOLDER	08/2015	Less than 5%	Y	N	47-4954572
UBS AMERICAS INC	Domestic Entity	MEMBER, VOTING	10/2003	50% but less than 75%	Y	N	06-1595848
ROY, DYLAN JOSEPH		MANAGING DIRECTOR-TRADING TEAM LEADER	09/01/2015	Less than 5%	Yes	No	
MOLINARO, SAMUEL		GROUP MANAGING DIRECTOR-CHAIRMAN OF THE BOARD	04/01/2016	Less than 5%	Yes	No	
MATTONE, RALPH MICHAEL MUNFA, LAUREN K	Individual	PRINCIPAL FINANCIAL CHIEF COMPLIANCE OFFICER	12/01/2016 08/2019	Less than 5%	Yes N	No N	4431011
VAN TASSEL, JAMES C	Individual	MANAGING DIRECTOR, US EQUITIES RESEARCH	06/01/2017 06/2017	Less than 5%	Yes Y	No N	2558212
MATTONE, RALPH MICHAEL	Individual	PRINCIPAL FINANCIAL OFFICER	12/2016	Less than 5%	Y	N	1840894
MOLINARO, SAMUEL	Individual	GROUP MANAGING DIRECTOR- CHAIRMAN OF THE BOARD	04/2016	Less than 5%	Y	N	2414084



LOFTUS, MICHAEL L	Individual	MANAGING ATTORNEY, INVESTMENT BANKING & CAPITAL MARKETS	~~02/01/2018~~02/2018	Less than 5%	~~No~~N	~~No~~N	4176467
~~MUNFA, LAUREN K~~		~~CHIEF COMPLIANCE OFFICER~~	~~08/01/2019~~	~~Less than 5%~~	~~No~~	~~No~~	
CAPANNA, DEREK EMMETT	Individual	PRESIDENT	~~02/01/2021~~02/2021	Less than 5%	~~Yes~~Y	~~No~~N	2401898
~~VON REDDEN, LISA~~WHITTLE, JOHN DONALD	Individual	PRINCIPAL OPERATIONS OFFICER	~~07/01/2021~~04/2022	Less than 5%	~~Yes~~Y	~~No~~N	6146678
~~Domestic Entity~~							
~~UBS AMERICAS HOLDING LLC~~		~~MEMBER, VOTING~~	~~10/01/2003~~	~~50% but less than 75%~~	~~Yes~~	~~No~~	
~~UBS AMERICAS HOLDING LLC~~		~~SHAREHOLDER~~	~~08/01/2015~~	~~Less than 5%~~	~~Yes~~	~~No~~	
~~Foreign Entity~~ ~~No Information Available.~~							

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